Exhibit 99.3
Olink publishes 2023 annual report

UPPSALA, Sweden, March 25, 2024 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced that the Annual Report for 2023 is now available on the Company’s website at https://investors.olink.com/.

About Olink
Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

IR contact
David Deuchler, CFA
Gilmartin Group
olink@gilmartinir.com

Media contact
Michael B. Gonzales
VP Global Marketing
Mobile: +1 415 308 6467
michael.gonzales@olink.com